06015501

WEIL, GOTSHAL & MANGES

81968-0005

July 25, 2006

RECEIVED JUL 25 2006 SEC MAIL PROCESSING SECTION WASH, D.C. 156

By Hand

Securities and Exchange Commission
Office of International Corporate Finance 3-2
450 Fifth Street N.W.
Washington D.C. 20549-0302
United States of America

SUPPL

Re: Yell Group plc - - 12g3-2(b) File No. 82-34674

Ladies and Gentlemen:

On behalf of Yell Group plc (the "Company"), we are enclosing certain information to you pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"), as amended. The first page of each separate item of information indicates in the upper right-hand corner the Company's file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours sincerely

Martin Sandgren

Enc

PROCESSED
JUL 26 2006
FINANCIAL

LO1:\597006\01\CSNS01!.DOC\81968.0005

ONE SOUTH PLACE, LONDON EC2M 2WG
TEL: +44 (0) 20 7903 1000 FAX: +44 (0) 20 7903 0990

82-34674

YELL

25 July 2006

news release news release news release news release news release

Yell Group plc financial results for the three months ended 30 June 2006

Strong first quarter. On track to meet full year expectations.

- Revenue up 18.6% to £371.9 million
- Adjusted EBITDA up 18.7% to £118.8 million
- Adjusted profit before tax up 8.0% to £78.2 million
- Adjusted profit after tax up 9.0% to £52.1 million
- Operating cash flow £83.4 million (2005 - £84.0 million). Cash conversion 70.2% (2005 - 83.9%)
- Adjusted diluted earnings per share up 0.1 pence at 6.8 pence

	Three months ended 30 June		
Statutory results (unaudited)	**2005**	**2006**	**Change**
	£m	**£m**	**%**
Revenue	313.6	**371.9**	*18.6*
Operating profit	99.1	**102.5**	*3.4*
Profit before tax	70.7	**32.4**	*(54.2)*
Profit after tax	46.8	**21.3**	*(54.5)*
Cash generated from operations	88.1	**90.6**	*2.8*
Diluted earnings per share (pence)	6.6	**2.7**	*(59.1)*

Notes:
Unadjusted EBITDA was up 13.0% to £118.8 million.

John Condron, Chief Executive Officer, said:

"Yell has made a very good start to the year. In the UK, Yell.com's outstanding growth drove a strong overall performance, despite the expected decline in printed directory revenue due to continued competition. In addition to the impact of TransWestern books publishing for the first time since acquisition, the impressive organic growth in the US continued, including excellent performances in like-for-like markets and online.

"Our acquisition of TPI is expected to complete early in August, and we are actively working on the plans for integration and transferral of best practice."

John Davis, Chief Financial Officer, said:

"These results place Yell well on course to meet expectations for the full year with a strong operational performance also demonstrating the resilience of our business.

"As expected, first quarter earnings per share are impacted by the one-off effects of the phasing of TransWestern's directories, the raising of new equity to finance the acquisition of TPI in advance of the completion, and the writing off of costs arising on the refinancing of our debt, while cash generated was reduced by the timing of payments around the quarter end and the planned build-up of working capital in TransWestern."

Enquiries

Yell - Investors

Jill Sherratt
Tel +44 (0)118 950 6984
Mobile +44 (0)7764 879808

Yell - Media

Jon Salmon
Tel +44 (0)118 950 6656
Mobile +44 (0)7801 977340

Citigate Dewe Rogerson

Anthony Carlisle
Tel +44 (0)20 7638 9571
Mobile +44 (0)7973 611888

This news release contains forward-looking statements. These statements appear in a number of places in this news release and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, revenue, financial condition, liquidity, prospects, growth, strategies, new products, the level of new directory launches and the markets in which we operate. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. You should read the section entitled "Risk" in Yell Group plc's 31 March 2006 annual report for a discussion of some of these factors. We undertake no obligation publicly to update or revise any forward-looking statements, except as may be required by law.

A copy of this release can be accessed at:
www.yellgroup.com/announcements

YELL GROUP PLC SUMMARY FINANCIAL RESULTS

Unaudited	Three months ended 30 June 2005 £m	Three months ended 30 June 2006 £m	Change %	Change at constant exchange rate [(a)] %
Revenue [(b)]	313.6	**371.9**	*18.6*	*18.4*
Adjusted EBITDA [(b)] [(c)]	100.1	**118.8**	*18.7*	*18.9*
Operating cash flow [(b)] [(d)]	84.0	**83.4**	*(0.7)*	*(1.8)*
Cash conversion [(b)] [(e)]	83.9%	**70.2%**		
Adjusted profit after tax [(f)]	47.8	**52.1**	*9.0*	
Adjusted diluted earnings per share (pence) [(f)]	6.7	**6.8**	*1.5*	

(a) Change at constant exchange rate states the change in current period results compared with the same period in the previous year as if the current period results were translated at the same exchange rate as that used to translate the results for the same period in the previous year.
(b) Revenue, EBITDA, operating cash flow and cash conversion are the key financial measures that we use to assess the growth in the business and operational efficiencies.
(c) EBITDA was not adjusted in the three months ended 30 June 2006. Adjusted EBITDA for the three months ended 30 June 2005 is stated before an exceptional credit of £5.0 million from releasing a provision for IPO costs.
(d) Cash generated from operations before payments of exceptional costs, less capital expenditure.
(e) Operating cash flow as a percentage of adjusted EBITDA.
(f) Adjusted profit after tax and adjusted diluted earnings per share for the three months are stated before exceptional items and amortisation of acquired intangibles, all net of related tax. A reconciliation to the related statutory figures is presented in note 6 to the financial information.

REVIEW OF OPERATING PERFORMANCE

Revenue

Group revenue increased 18.6% to £371.9 million, or 18.4% at a constant exchange rate, from £313.6 million for the same period last year.

UK operations

UK revenue increased 4.9% to £168.2 million driven entirely by a 71.2% increase in revenue by Yell.com.

Revenue from printed directories fell by 1.0% to £142.5 million, as the total number of unique print advertisers declined by 3.0% to 131,000 compared to the prior year, due to continued competition. However, this was partly offset by the 2.1% increase in average revenue per unique advertiser to £1,088. This increase was largely the result of the customer service improvements discussed at the year end. Retention was stable at 74%. The effect of our regulatory undertaking of RPI-6% was to reduce Yellow Pages rate card prices by an average of 2.5%.

Yell.com's revenue grew 71.2% to £20.2 million. Searchable advertisers grew 18.5% at the end of the period to 179,000 and recognised revenue per average searchable advertiser grew 40.7%, reflecting revenues from new product offerings introduced since the first quarter of the prior year. Searches rose 20.8% on the same period last year.

This first quarter out-performance is in line with previous years' trends and does not alter our guidance of full year UK revenue growth of 3% driven entirely by Yell.com.

US operations

Total US revenue grew 33.0% to £203.7 million, or 32.5% at a constant exchange rate. The average exchange rate was approximately $1.83: £1.00 against $1.86: £1.00 in the same period last year.

Organic revenue growth contributed 13.8% to the total revenue growth of 32.5% and comprised the following:

- Same market growth on a like-for-like basis of 11.5% which contributed 10.3% to organic growth;
- Launches which contributed 1.1% to organic growth;
- Yellowbook.com which contributed 2.4% to organic growth with revenue of $14.0 million.

This excellent performance is in line with past trends of strong first quarters and our guidance for the full year remains for organic growth of 10%.

Revenue from directories acquired last year, mainly TransWestern, contributed 23.0% to the total revenue growth. (For the full year, we expect revenue from directories acquired last year to be $125 million, predominantly in the first half of the year.)

Underlying revenue growth was offset by 4.3% from rescheduling directories into later months resulting from the integration of TransWestern.

Yellow Book increased unique advertisers by 35.6% to 179,000 and average revenue per unique advertiser decreased by 3.4% to $2,017 reflecting the lower average value of TransWestern advertisers. Retention was slightly up at 73%.

Adjusted EBITDA

Group adjusted EBITDA increased by 18.7% to £118.8 million, or 18.9% at a constant exchange rate. The Group adjusted EBITDA margin was stable at 31.9%, reflecting the balance of the Group with the expected margin decline in UK printed products offset by the performances of Yell.com and Yellow Book USA.

EBITDA was not adjusted by any exceptional items in the three months ended 30 June 2006; adjusted EBITDA for the same period last year is stated before an exceptional credit of £5.0 million from releasing an over-provision for IPO costs.

UK adjusted EBITDA rose 5.3% to £60.1 million, reflecting the sustained progress of Yell.com, which almost doubled adjusted EBITDA to £8.2 million from £4.4 million. In line with guidance, the overall UK adjusted EBITDA margin was 35.7%, compared with 35.6% in the same period last year. Printed directories' EBITDA margins declined to 34.9% from 35.2% in the same period last year, reflecting the investment required to grow revenue under the regulatory price cap.

In the US, adjusted EBITDA grew 36.5% to £58.7 million, a 37.0% increase at a constant exchange rate. The US adjusted EBITDA margin increased from 28.1% to 28.8% in line with guidance.

Cash flow and net debt

The Group converted 70.2% of adjusted EBITDA to cash, as compared with 83.9% last year. Operating cash flow decreased 0.7% to £83.4 million, or 1.8% at a constant exchange rate. The reduction was due to the timing of payments in the first quarter and the planned investment in TransWestern working capital. We continue to expect full year cash conversion to be between 75% and 80%.

	Three months ended 30 June	
	2005	2006
Unaudited	*£m*	***£m***
Adjusted EBITDA	100.1	**118.8**
Exceptional items	5.0	**-**
Working capital movements and non-cash charges	(17.0)	**(28.2)**
Cash generated from operations (see page 11)	88.1	**90.6**
Cash payments of exceptional items	0.6	**-**
Purchase of property, plant and equipment	(4.7)	**(7.2)**
Operating cash flow	84.0	**83.4**
Adjusted EBITDA	100.1	**118.8**
Cash conversion	83.9%	**70.2%**

Net debt, at £1,580.5 million, is net of the £344.8 million proceeds from shares issued in relation to funding the TPI acquisition. Net debt before the proceeds of shares issued would be £1,925.3 million, or 3.7 times adjusted EBITDA over the last twelve months. The movement in net debt for the three months ended 30 June 2006 arose as follows:

	Net debt
Unaudited	***£m***
At 31 March 2006	**1,994.0**
Operating cash flow	(83.4)
Interest and tax payments, net of £46.7 million accreted interest settled by refinancing	46.0
Redemption premiums paid	22.5
Purchase of subsidiary undertakings	9.6
Purchase of own shares	0.3
Proceeds of shares issued	(344.8)
Finance costs increasing debt	13.5
Currency movements	(77.2)
At 30 June 2006	**1,580.5**

NET RESULTS

Profit before tax and exceptional items

Adjusted profit before tax of £78.2 million, 8.0% up from £72.4 million last year, is stated before exceptional items and amortisation of acquired intangible assets. After these items, profit before tax was £32.4 million, compared with £70.7 million last year.

Exceptional items include accelerated finance fees and redemption premiums paid totalling £36.3 million (£24.9 million net of tax), as a result of refinancing our debt prior to the TPI acquisition.

Amortisation of acquired intangible assets is £9.5 million (£5.9 million net of tax).

After tax results

The effective tax rate in the three month period ended 30 June 2006 was 34.4%, compared with 33.8% last year.

Profit after tax for the period ended 30 June 2006 was £21.3 million, compared with £46.8 million for the same period last year. Adjusted profit after tax of £52.1 million is stated before exceptional items net of tax and amortisation net of tax.

Earnings per share

Adjusted diluted earnings per share were 6.8 pence before exceptional items and amortisation of acquired intangible assets, up from 6.7 pence last year. First quarter earnings per share were dampened by the phasing of TransWestern profits and the raising of equity to finance the acquisition of TPI in advance of completing the acquisition.

Adjusted basic earnings per share for the three months ended 30 June 2006 were 6.9 pence before exceptional items and amortisation of acquired intangible assets, up from 6.8 pence last year.

UK REGULATION

The Competition Commission published the Notification of Provisional Findings in June 2006. The Commission expects to publish its final report in November 2006. We continue to contribute fully to the process.

We have provided the Commission with evidence of the increasing and diversifying competition in the market including the impact that we expect the entry of BT and the growth of internet usage to have in the future. We believe that we have demonstrated the excellent value we give advertisers, reducing prices since 2001 far beyond that required by regulation and improving our customer service from an already high base. We believe that the body of evidence we have provided supports the view that regulation is no longer required.

All published information relating to the investigation can be found on the Commission's website at www.competition-commission.org.uk.

TPI ACQUISITION AND REFINANCING

On 28 April 2006, the Yell Group announced that it had entered into an agreement with Telefónica S.A. ("Telefónica") to acquire its 59.905% stake in Telefónica Publicidad e Información, S.A. ("TPI") by way of an all cash public tender offer for the entire issued share capital of TPI. The acquisition is expected to complete in early August.

The acquisition will be financed using the proceeds from new shares placed on 28 April 2006, which raised £344.8 million, and by refinancing our existing debt. On 2 May 2006, we refinanced our existing senior debt and replaced it with new senior debt. A portion of the proceeds of the new debt was used to fully repay the Senior Notes on 2 June 2006. Exceptional interest of £36.3 million arose on the refinancing, comprising £13.8 million accelerated amortisation of financing fees and £22.5 million premium on the redemption of our Notes.

KEY OPERATIONAL INFORMATION

Unaudited	Three months ended 30 June		
	2005	2006	Change %
UK printed directories			
Unique advertisers (thousands) [a]	135	**131**	*(3.0)*
Directory editions published	29	**29**	
Unique advertiser retention rate (%) [b]	74	**74**	
Revenue per unique advertiser (£)	1,066	**1,088**	*2.1*
US printed directories			
Unique advertisers (thousands) [a] [c]	132	**179**	*35.6*
Directory editions published	128	**181**	
Unique advertiser retention rate (%) [c]	71	**73**	
Revenue per unique advertiser ($)	2,089	**2,017**	*(3.4)*
UK internet			
Yell.com searchable advertisers at 30 June(thousands)[d]	151	**179**	*18.5*
Yell.com unique visitors for June (millions)	24	**29**	*20.8*
Yell.com revenue per average searchable advertiser (£)[e]	81	**114**	*40.7*
US internet			
Yellowbook.com searchable advertisers at 30 June(thousands)[f]	209	**404**	*93.3*
Yellowbook.com unique visitors for June (millions) [g]	1.6	**2.9**	*81.3*

(a) Number of unique advertisers in printed directories that were recognised for revenue purposes and have been billed. Unique advertisers are counted once only, regardless of the number of advertisements they purchase or the number of directories in which they advertise.

(b) The proportion of unique advertisers that have renewed their advertising from the preceding publication.

(c) As a result of the progress in the United States towards integrating our customer databases, we have been able to make improvements in the ways in which we capture, record and analyse customer information. This has led to an overall elimination of duplicate records of unique advertisers. We have not adjusted the previously reported figure for the three months ended 30 June 2005 for any duplicated records in that period. There remains some overlap in reporting unique advertisers between Yellow Book and acquired businesses that we expect to be removed. These improvements to our systems have not affected the reporting of our financial results. Retention in the US is based on unique directory advertisers.

(d) Unique customers with a live contract at month end. These figures refer to searchable advertisers only, i.e. advertisers for whom users can search on Yell.com. They exclude advertisers who purchase only products such as banners and domain names.

(e) Yell.com revenue per average searchable advertiser is calculated by dividing the recognised revenue in the three month period by the average number of searchable advertisers in that period. (Yell.com 2005 – 146,000; 2006 – 177,000.)

(f) Represents searchable advertisers appearing on the Yellowbook.com website. Includes advertisers appearing on Worldpages.com, acquired with TransWestern.

(g) The number of individuals who have visited Yellowbook.com at least once in the month shown. Includes visitors to Worldpages.com, acquired with TransWestern. In the three months ended 30 June 2006 we changed our data provider; we have not adjusted the previously reported figure for the three months ended 30 June 2005.

YELL GROUP PLC AND SUBSIDIARIES

UNAUDITED CONSOLIDATED INCOME STATEMENT

	Notes	Three months ended 30 June 2005	Three months ended 30 June 2006
		£m	*£m*
Revenue	2	313.6	**371.9**
Cost of sales		(143.0)	**(167.3)**
Gross profit		170.6	**204.6**
Distribution costs		(9.4)	**(11.1)**
Administrative expenses		(62.1)	**(91.0)**
Operating profit	3	99.1	**102.5**
Finance costs		(29.0)	**(73.7)**
Finance income		0.6	**3.6**
Net finance costs		(28.4)	**(70.1)**
Profit before taxation	4	70.7	**32.4**
Taxation	5	(23.9)	**(11.1)**
Profit for the financial period	4	46.8	**21.3**
		(in pence)	*(in pence)*
Basic earnings per share	6	6.6	**2.8**
Diluted earnings per share	6	6.6	**2.7**

See notes to the financial information for additional details.

YELL GROUP PLC AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

	Three months ended 30 June	
	2005	2006
	£m	£m
Profit for the financial period	46.8	**21.3**
Exchange differences on translation of foreign operations	28.5	**(38.2)**
Actuarial (losses) gains on defined benefit pension schemes	(20.0)	**13.3**
Change in fair value of financial instruments used as hedges	(1.8)	**6.2**
Tax effect of net expenses (income) not recognised in the income statement	6.4	**(5.8)**
Deferred tax on share based payments	(1.1)	**(2.2)**
Net income (expense) not recognised in the income statement	12.0	**(26.7)**
Total recognised income (expense) for the period	58.8	**(5.4)**
Adoption of IAS32/39 - Initial recognition of financial instruments used as hedges	(2.9)	**-**
Adoption of IAS32/39 – Tax effect of initial recognition of financial instruments used as hedges	1.0	**-**
	56.9	**(5.4)**

See notes to the financial information for additional details.

YELL GROUP PLC AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEET

	Notes	At 31 March 2006	At 30 June 2006
		£m	£m
Non-current assets			
Goodwill		2,486.0	**2,402.4**
Other intangible assets		200.3	**181.5**
Property, plant and equipment		53.8	**49.8**
Deferred tax assets	7	139.6	**124.9**
Investment and other assets		5.0	**2.4**
Total non-current assets		2,884.7	**2,761.0**
Current assets			
Inventories		6.7	**13.9**
Directories in development		226.0	**235.9**
Trade and other receivables	8	586.3	**572.0**
Cash and cash equivalents		28.5	**428.9**
Total current assets		847.5	**1,250.7**
Current liabilities			
Loans and other borrowings	9	(292.9)	**(14.3)**
UK corporation and foreign income tax		(58.5)	**(51.3)**
Trade and other payables	10	(374.7)	**(345.9)**
Total current liabilities		(726.1)	**(411.5)**
Net current assets		121.4	**839.2**
Non-current liabilities			
Loans and other borrowings	9	(1,729.6)	**(1,995.1)**
Deferred tax liabilities	11	(130.8)	**(129.5)**
Retirement benefit obligations	12	(39.9)	**(27.4)**
Total non-current liabilities		(1,900.3)	**(2,152.0)**
Net assets		1,105.8	**1,448.2**
Capital and reserves			
Share capital	13	1,192.3	**1,192.7**
Other reserves	13	(103.7)	**(130.4)**
Retained earnings	13	17.2	**385.9**
Equity shareholders' funds		1,105.8	**1,448.2**

See notes to the financial information for additional details.

YELL GROUP PLC AND SUBSIDIARIES

UNAUDITED CONSOLIDATED CASH FLOW STATEMENT

	Notes	Three months ended 30 June	
		2005	2006
		£m	£m
Net cash inflow from operating activities			
Cash generated from operations		88.1	**90.6**
Interest paid		(12.2)	**(85.6)**
Interest received		0.6	**3.6**
Redemption premium paid		-	**(22.5)**
Net income tax paid		(6.2)	**(10.7)**
Net cash inflow (outflow) from operating activities		70.3	**(24.6)**
Cash flows from investing activities			
Purchase of property, plant and equipment	14	(4.7)	**(7.2)**
Purchase of subsidiary undertakings	15	(4.8)	**(9.6)**
Net cash outflow from investing activities		(9.5)	**(16.8)**
Cash flows from financing activities			
Proceeds from issuance of ordinary shares		0.1	**344.8**
Purchase of own shares		(0.2)	**(0.3)**
Net payments on revolving credit facility		-	**(241.1)**
Acquisition of new loans		-	**2,025.2**
Repayment of borrowings		-	**(1,656.3)**
Financing fees paid		-	**(29.5)**
Net cash (outflow) inflow from financing activities		(0.1)	**442.8**
Net increase in cash and cash equivalents		60.7	**401.4**
Cash and cash equivalents at beginning of the period		55.5	**28.5**
Exchange gains (losses) on cash and cash equivalents		4.9	**(1.0)**
Cash and cash equivalents at end of the period		121.1	**428.9**
Cash generated from operations			
Profit for the period		46.8	**21.3**
Adjustments for:			
Tax		23.9	**11.1**
Finance income		(0.6)	**(3.6)**
Finance costs		29.0	**73.7**
Depreciation of property, plant and equipment and amortisation of software costs		6.0	**6.8**
Amortisation of other non-current intangible assets		-	**9.5**
Changes in working capital:			
Inventories and directories in development		(6.3)	**(28.3)**
Trade and other receivables		19.2	**44.1**
Trade and other payables		(30.8)	**(47.3)**
Share based payments and other		0.9	**3.3**
Cash generated from operations		88.1	**90.6**

See notes to the financial information for additional details.

UNAUDITED NOTES TO THE FINANCIAL INFORMATION

1. Basis of preparation and consolidation

The principal activity of Yell Group plc and its subsidiaries is publishing classified advertising directories in the United Kingdom and the United States.

This unaudited financial information for the year to 31 March 2006 has been prepared in accordance with International Financial Reporting Standards as adopted by the European Union ("IFRS") accounting policies as set out in our annual report for the year ended 31 March 2006.

The information contained herein does not constitute statutory financial statements within the meaning of section 240 of the Companies Act 1985.

In the opinion of management, the financial information included herein includes all adjustments necessary for a fair presentation of the consolidated results, financial position and cash flows for each period presented.

The consolidated results for interim periods are not necessarily indicative of results for the full year. This financial information should be read in conjunction with Yell's 2006 annual report published in June 2006, which includes the audited consolidated financial statements of Yell Group plc and its subsidiaries for the year ended 31 March 2006.

The preparation of the consolidated financial information requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial information and the reported amounts of income and expenditure during the period. Actual results could differ from those estimates. Estimates are used principally when accounting for doubtful debts, depreciation, retirement benefit obligations and the related employee pension costs, acquisition accounting and taxes.

2. Revenue

	Three months ended 30 June		Change
	2005	2006	%
	£m	£m	
UK printed directories	143.9	**142.5**	*(1.0)*
Other products and services	16.5	**25.7**	*55.8*
Total UK revenue	160.4	**168.2**	*4.9*
US revenue:			
US revenue at constant exchange rate [a]	153.2	**203.0**	*32.5*
Exchange impact [a]	-	**0.7**	
Total US revenue	153.2	**203.7**	*33.0*
Group revenue	313.6	**371.9**	*18.6*

[a] Constant exchange rate states current period results at the same exchange rate as that used to translate the results for the same period in the previous year. Exchange impact is the difference between the results reported at a constant exchange rate and the results using current period exchange rates.

3. Operating profit and EBITDA information

Adjusted EBITDA by geographic segment

	Three months ended 30 June		Change
	2005	2006	%
	£m	£m	
UK printed directories	50.6	**49.8**	*(1.6)*
Other products and services	6.5	**10.3**	*58.5*
Total UK operations	57.1	**60.1**	*5.3*
US operations:			
US operations at constant exchange rate [a]	43.0	**58.9**	*37.0*
Exchange impact [a]	-	**(0.2)**	
Total US operations	43.0	**58.7**	*36.5*
Group adjusted EBITDA	100.1	**118.8**	*18.7*

3. Operating profit and EBITDA information (continued)

Reconciliation of group operating profit to EBITDA [a]

	Three months ended 30 June		
	2005	2006	Change
	£m	£m	%
UK operations			
Operating profit	59.2	**57.0**	
Depreciation and amortisation of non-current assets	2.9	**3.1**	
UK operations EBITDA	62.1	**60.1**	*(3.2)*
Exceptional items	(5.0)	**-**	
UK operations adjusted EBITDA	57.1	**60.1**	*5.3*
UK operations adjusted EBITDA margin	35.6%	**35.7%**	
US operations			
Operating profit	39.9	**45.5**	
Depreciation and amortisation of non-current assets	3.1	**13.2**	
US operations EBITDA	43.0	**58.7**	*36.5*
Exchange impact [b]	-	**0.2**	
US operations EBITDA at constant exchange rate [b]	43.0	**58.9**	*37.0*
Exchange impact [b]	-	**(0.2)**	
US operations EBITDA	43.0	**58.7**	*36.5*
US operations EBITDA margin	28.1%	**28.8%**	
Group			
Operating profit	99.1	**102.5**	
Depreciation and amortisation of non-current assets	6.0	**16.3**	
Group EBITDA	105.1	**118.8**	*13.0*
Exceptional items	(5.0)	**-**	
Exchange impact [b]	-	**0.2**	
Group adjusted EBITDA at constant exchange rate [b]	100.1	**119.0**	*18.9*
Exchange impact [b]	-	**(0.2)**	
Group adjusted EBITDA	100.1	**118.8**	*18.7*
Group adjusted EBITDA margin	31.9%	**31.9%**	

[a] EBITDA is one of the key financial measures that we use to assess the growth in the business and operational efficiencies.

[b] Constant exchange rate states current period results at the same exchange rate as that used to translate the results for the same period in the previous year. Exchange impact is the difference between the results reported at a constant exchange rate and the results reported using current period exchange rates.

We do not allocate interest or taxation charges by product or geographic segment.

4. Results before and after exceptional items

	Three months ended 30 June					
	2005			2006		
	Ordinary items	Exceptional items	Total	Ordinary items	Exceptional items	Total
	£m	£m	£m	£m	£m	£m
Gross profit	170.6	-	170.6	**204.6**	**-**	**204.6**
Distribution costs	(9.4)	-	(9.4)	**(11.1)**	**-**	**(11.1)**
Administrative expenses	(67.1)	5.0	(62.1)	**(91.0)**	**-**	**(91.0)**
Operating profit	94.1	5.0	99.1	**102.5**	**-**	**102.5**
Net finance costs	(21.7)	(6.7)	(28.4)	**(33.8)**	**(36.3)**	**(70.1)**
Profit before taxation	72.4	(1.7)	70.7	**68.7**	**(36.3)**	**32.4**
Taxation	(24.6)	0.7	(23.9)	**(22.5)**	**11.4**	**(11.1)**
Profit for the period	47.8	(1.0)	46.8	**46.2**	**(24.9)**	**21.3**

The exceptional interest costs for the three months ended 30 June 2006 comprise £13.8 million for accelerated amortisation of deferred financing fees and £22.5 million premium on the redemption of our Notes, which were refinanced prior to the TPI acquisition. The exceptional administrative credit of £5.0 million in the prior year relates to the release of a provision for IPO costs in the UK. Exceptional interest costs in the prior year relate to the accelerated amortisation of deferred financing fees on our senior debt, which was redeemed at the date of the TransWestern acquisition.

5. Taxation

The tax charge is based on the estimated effective tax rate for the year. The effective tax rate for the three month period is different from the standard rate of corporation tax in the United Kingdom (30%) as explained below:

	Three months ended 30 June	
	2005	2006
	£m	£m
Profit before tax multiplied by the standard rate of corporation tax in the United Kingdom (30%)	21.2	**9.7**
Effects of:		
Higher tax rates in US	2.7	**1.2**
Disallowed items	-	**0.2**
Tax charge on profit before tax	23.9	**11.1**
Current tax	12.0	**3.6**
Deferred tax	11.9	**7.5**
Net charge on profit before tax	23.9	**11.1**

6. Earnings per share

The calculation of basic and diluted earnings per share is based on the profit for the relevant financial period and on the weighted average share capital during the period.

	Actual	Exceptional items [a]	Amortisation of acquired intangibles	Adjusted
Three months ended 30 June 2006				
Group profit before tax (£m)	**32.4**	**36.3**	**9.5**	**78.2**
Taxation (£m)	**(11.1)**	**(11.4)**	**(3.6)**	**(26.1)**
Group profit after tax (£m)	**21.3**	**24.9**	**5.9**	**52.1**
Weighted average number of issued ordinary shares (millions)	**751.4**			**751.4**
Basic earnings per share (pence)	**2.8**			**6.9**
Effect of share options (pence)	**(0.1)**			**(0.1)**
Diluted earnings per share (pence)	**2.7**			**6.8**
Three months ended 30 June 2005				
Group profit before tax (£m)	70.7	1.7	-	72.4
Taxation (£m)	(23.9)	(0.7)	-	(24.6)
Group profit after tax (£m)	46.8	1.0	-	47.8
Weighted average number of issued ordinary shares (millions)	704.3			704.3
Basic earnings per share (pence)	6.6			6.8
Effect of share options (pence)	-			(0.1)
Diluted earnings per share (pence)	6.6			6.7

(a) Exceptional items are explained in note 4.

7. Deferred tax assets

The elements of deferred tax assets recognised in the accounts were as follows:

	At 31 March 2006	At 30 June 2006
	£m	*£m*
Tax effect of timing differences due to:		
Depreciation	6.9	**6.7**
Bad debt provisions	38.3	**37.8**
Other allowances and accrued expenses	20.4	**18.6**
Defined benefit pension scheme	26.6	**21.1**
Share options	15.9	**14.4**
Recognised tax net operating losses	20.5	**14.5**
Other	11.0	**11.8**
Recognised deferred tax assets	139.6	**124.9**

8. Trade and other receivables

	At 31 March 2006 £m	At 30 June 2006 £m
Net trade receivables [a]	555.5	**506.0**
Other receivables	19.0	**23.5**
Accrued income [a]	1.4	**2.8**
Prepayments	10.4	**39.7**
Total trade and other receivables	586.3	**572.0**

[a] The Group's trade receivables and accrued income are stated after deducting a provision of £151.8 million at 30 June 2006 (31 March 2006 - £157.8 million).

9. Loans and other borrowings and net debt

	At 31 March 2006 [a] £m	At 30 June 2006 [a] £m
Amounts falling due within one year		
Term loans under senior credit facilities	50.1	**13.6**
Revolving loan under senior credit facilities	242.2	**-**
Net obligations under finance leases	0.6	**0.7**
Total amounts falling due within one year	292.9	**14.3**
Amounts falling due after more than one year		
Senior credit facilities	1,390.6	**1,995.1**
Senior notes:		
Senior sterling notes	161.8	**-**
Senior dollar notes	74.4	**-**
Senior discount dollar notes	102.8	**-**
Total amounts falling due after more than one year	1,729.6	**1,995.1**
Net loans and other borrowings	2,022.5	**2,009.4**
Cash and cash equivalents	(28.5)	**(428.9)**
Net debt at end of period	1,994.0	**1,580.5**

[a] Balances are shown net of deferred financing fees of £29.4 million at 30 June 2006 (31 March 2006 - £10.8 million).

10. Trade and other payables

	At 31 March 2006 £m	At 30 June 2006 £m
Trade payables	32.9	**18.3**
Other taxation and social security	17.3	**16.6**
Accruals and other payables	163.3	**164.9**
Deferred income	161.2	**146.1**
Total trade and other payables falling due within one year	374.7	**345.9**

11. Deferred tax liabilities

The elements of deferred tax liabilities recognised in the accounts were as follows:

	At 31 March 2006	At 30 June 2006
	£m	£m
The effect of timing differences due to:		
Amortisation	76.1	**75.2**
Directories in development	32.9	**31.8**
Financial instruments	3.3	**5.6**
Other and deferred costs	18.5	**16.9**
Recognised deferred tax liabilities	130.8	**129.5**

12. Retirement benefit obligations

The £12.5 million decrease in retirement benefit obligations from £39.9 million at the year end to £27.4 million at 30 June 2006 is largely the result of actuarial gains of £13.3 million that arose in the quarter due to an increase in real interest rates.

13. Statement of changes in equity

	Share capital	Other reserves	Retained earnings	Total
	£m	£m	£m	£m
Balance at 31 March 2006	1,192.3	(103.7)	17.2	1,105.8
Profit on ordinary activities after taxation	-	-	21.3	21.3
Net losses recognised directly in equity	-	(26.7)	-	(26.7)
Total recognised income for the period	-	(26.7)	21.3	(5.4)
	1,192.3	(130.4)	38.5	1,100.4
Share placement and capital restructuring	0.7	-	344.1	344.8
Value of services provided in return for share based payments	-	-	3.3	3.3
Own shares purchased by ESOP trust [a]	(0.3)	-	-	(0.3)
Balance at 30 June 2006	**1,192.7**	**(130.4)**	**385.9**	**1,448.2**

[a] Purchase of shares held in an ESOP trust for employees.

Cumulative foreign currency losses at 30 June 2006 are £106.6 million (31 March 2006 - £68.4 million).

14. Capital Expenditure

Capital expenditure on property, plant and equipment in the three months to 30 June 2006 and 2005 was £7.2 million and £4.7 million, respectively. Proceeds on the sale of property, plant and equipment were £nil in the same periods.

Capital expenditure committed at 30 June 2006 and 2005 was £7.6 million and £4.0 million, respectively, mainly in respect of computers and office equipment.

15. Acquisitions

In the three months to 30 June 2006, the Yell Group paid £9.6 million (2005 - £4.8 million) for acquisitions, which included a number of directories businesses in the US.

16. Litigation

The lawsuit filed by Verizon was settled in October 2004. In subsequent months, Yellow Book USA was served with complaints filed as class actions in five US states and the District of Columbia. In these actions, the plaintiffs alleged violations of consumer protection legislation and placed reliance on findings of the New York Court in the now settled suit. On 26 August 2005, the court in New Jersey approved a comprehensive national settlement, with no admission of liability. The Yell Group fully accrued for the estimated costs arising from this class action in the year ended 31 March 2005.

NOTES TO EDITORS

Yell Group

Yell is an international directories business operating in the classified advertising market through printed, online and telephone-based media.

In the year ended 31 March 2006, Yell published 113 directories in the United Kingdom and 835 in the United States; in the United Kingdom, where it is a leading player in the classified advertising market, it served 462,000 unique advertisers. In the United States, where it is the leading independent directories business, it served 622,000 unique advertisers.

Yell's brands in the United Kingdom are Yellow Pages, Business Pages, Yell.com and Yellow Pages 118 24 7, and in the United States are Yellow Book and Yellowbook.com, all of which are trademarks.